File No. 812-14784

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

IN THE MATTER OF THE APPLICATION OF

HARBOR FUNDS

HARBOR CAPITAL ADVISORS, INC.

FIRST AMENDED APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN EXEMPTION FROM

SECTIONS 18(f) AND 21(b); UNDER SECTION 12(d)(1)(J) FOR AN EXEMPTION FROM SECTION

12(d)(1); UNDER SECTIONS 6(c) AND 17(b) FOR AN EXEMPTION FROM SECTIONS 17(a)(1),

17(a)(2) AND 17(a)(3); AND UNDER SECTION 17(d) AND RULE 17d-1 TO PERMIT CERTAIN

JOINT ARRANGEMENTS AND TRANSACTIONS

November 15, 2017

Please send all communications, notices and orders to:

With a copy to:
Charles F. McCain, Esq.	Christopher P. Harvey, Esq.
Erik D. Ojala, Esq.	Stephanie A. Capistron, Esq.
Harbor Funds	Dechert LLP
111 South Wacker Drive – 34th Floor	One International Place – 40th Floor
Chicago, Illinois 60606	100 Oliver Street
Boston, Massachusetts 02110

This Application (including exhibits) consists of 26 pages

As filed with the Securities and Exchange Commission on November 15, 2017

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

HARBOR FUNDS
HARBOR CAPITAL ADVISORS, INC. 111 South Wacker Drive – 34th Floor
Chicago, Illinois 60606
File No. 812-14784

FIRST AMENDED APPLICATION FOR AN ORDER UNDER

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS

AMENDED, FOR AN EXEMPTION FROM SECTIONS 18(f) AND

21(b) OF THE ACT; UNDER SECTION 12(d)(1)(J) OF THE ACT FOR

AN EXEMPTION FROM SECTION 12(d)(1) OF THE ACT; UNDER

SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION

FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT;

AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1

THEREUNDER TO PERMIT CERTAIN JOINT ARRANGEMENTS

AND TRANSACTIONS

I.	STATEMENT OF FACTS

Harbor Funds ( the “Trust”), a registered open-end management investment company, on its own behalf and on behalf of its respective underlying series listed in Exhibit A-1 to this application, and any registered open-end management investment company or series thereof that may be advised by Harbor Capital Advisors, Inc. (“Harbor Capital Advisors”) in the future, hereby submit this application for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from Sections 18(f) and 21(b); under Section 12(d)(1)(J) for an exemption from Section 12(d)(1); under Sections 6(c) and 17(b) for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and under Section 17(d) and Rule 17d-1 to permit certain joint arrangements and transactions (the “Application”). The Trust and Harbor Capital Advisors are referred to herein as an “Applicant”, and collectively, the “Applicants.” The Applicants request that the order apply to the Applicants and to any existing or future registered open-end management investment company or series thereof for which Harbor Capital Advisors or any successor1 thereto or an investment adviser controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with Harbor Capital Advisors or any successor thereto serves as an investment adviser (each such investment company or series thereof, a “Fund” and collectively the “Funds” and each such investment adviser an “Adviser”). Certain of the Funds either are, or may be,

1 For purposes of the requested order, “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

money market funds that comply with Rule 2a-7 of the 1940 Act (each a “Money Market Fund” and collectively, the “Money Market Funds” and they are included in the term “Funds”).2 All Funds that currently intend to rely on the requested order have been named as Applicants and any other Fund that relies on the requested order in the future will comply with the terms and conditions of the Application.

II.	INTRODUCTION

The requested relief will permit the Applicants to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes (the “InterFund Program”), provided that the loans are made in accordance with the terms and conditions described in this Application. The relief requested will enable the Funds to access an available source of money and reduce costs incurred by the Funds that need to obtain loans for temporary purposes. The relief requested also will permit those Funds that have uninvested cash available: (i) to earn a return on the money that they might not otherwise be able to invest; or (ii) to earn a higher rate of interest on investment of their short-term balances. Applicants submit that the requested exemptions are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

III.	BACKGROUND

A.	The Applicants

The Trust is organized as a Delaware statutory trust and is registered with the Commission under the 1940 Act as an open-end management investment company. The Trust has issued shares of one or more Funds with its own distinct investment objectives, policies and restrictions.

The Board of Trustees of the Trust (the “Board”) has the authority to create additional series and may do so from time-to-time. Each Fund is registered with the Commission under the 1940 Act as an open-end, management investment company. Each Fund currently offers its shares pursuant to a currently effective registration statement registering its shares under the Securities Act of 1933, as amended (the “1933 Act”).

Harbor Capital Advisors is an indirect, wholly-owned subsidiary of Robeco Groep N.V. (“Robeco”), headquartered in Rotterdam, The Netherlands, and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Robeco, in turn, is a wholly-owned subsidiary of ORIX Corporation. As of November 15, 2017, Harbor Capital Advisors acts as investment adviser to thirty-two registered investment companies or series thereof. Harbor Capital Advisors has approximately $71 billion in assets under management as of June 30, 2017. Any Adviser which serves as investment adviser to a Fund will be registered as an investment adviser under the Advisers Act.

An Adviser will serve as investment adviser to each Fund, and to the extent applicable, oversee the activities of all subadvisers to the Funds (the “Subadvisers”). Each Subadviser will perform its work pursuant to a subadvisory agreement, and will be responsible for managing all or a portion of the relevant Fund’s assets under the supervision of the Adviser. Every Subadviser will be registered as an investment adviser under the Advisers Act or not subject to registration.

2 Although Money Market Funds are applying for relief hereunder, they will not participate as borrowers because such Funds rarely need to borrow cash to meet redemptions.

While most available cash is invested in money market securities or repurchase agreements, the Funds may, from time to time, also benefit from credit balance arrangements with the Funds’ custodian whereby positive balances in demand deposit accounts used by the transfer agent for clearing shareholder transactions in the Funds generate credits that are applied against gross custody expenses. Credit balance arrangements would be analogous to short-term investments made by the Funds to the extent that credit balance arrangements reduce expenses that the Funds would otherwise pay and therefore, in such circumstance, potentially increase net income available for distribution to shareholders of the Funds.

To the extent Funds participate as potential borrowers and/or lenders in the InterFund Program, each such Fund’s fundamental and non-fundamental policies permit, or will permit, borrowing and/or lending, as applicable. The amount of permitted temporary borrowings varies with each individual series, but in no case exceeds the amount permitted under the 1940 Act (including the rules, regulations and any orders obtained thereunder).

Subject to the general oversight of the Board, Harbor Capital Advisors, and to the extent applicable, a Fund’s Subadviser have the discretion to purchase and sell securities and manage the short-term cash positions for the Funds in accordance with their investment policies, objectives, and strategies.

B.	Current Lending and Borrowing Practices

At any particular time, those Funds with uninvested cash may, in effect, lend money to banks or other entities by entering into repurchase agreements or purchasing other short-term money market instruments. At the same time, other Funds may need to borrow money from the same or similar banks for temporary purposes, to cover unanticipated cash shortfalls such as a trade “fail” or for other temporary purposes. Certain Funds may borrow for investment purposes; however, such Funds will not borrow from the InterFund Program for the purposes of leverage.

The Funds have an informal overdraft arrangement with their custodian and are not currently, but may become in the future, parties to an unsecured revolving credit facility with a lender or group of lenders (a “Credit Facility”), to meet unanticipated or excessive redemption requests. The amount of borrowing under a Credit Facility would be limited by the terms specified in the Credit Facility, and/or other policies of the applicable Fund and Section 18 of the 1940 Act. Applicants expect that custodian overdrafts will remain available if any order requested by this application is granted.

C.	Consideration by the Board and/or Harbor Capital Advisors

Based on a review of the borrowing and lending options available to the Funds in comparison to the borrowing and lending options available to other registered investment company groups under publicly available exemptive orders, the Board has determined that it is prudent to add new options for borrowing money in case of an unexpected volume of redemptions or an unanticipated cash shortfall due to settlement failures. Since on any given day some of the Funds may hold significant cash positions, the Board has concluded that the ability to borrow between and among the Funds, subject to compliance policies and procedures designed to ensure compliance with the terms and conditions of the requested order, would benefit both the borrower and lender. In addition, Funds may have available cash that from time-to-time cannot be invested because the money markets may be effectively closed, and these Funds could benefit by lending the money to the Funds that need to borrow the money.

If Funds that experience a cash shortfall were to borrow under a Credit Facility, they would pay interest at a rate that is likely to be higher than the rate that could be earned by non-borrowing Funds on investments in repurchase agreements and other short-term money market instruments. The difference between the higher rate paid on a borrowing and what the bank pays to borrow under repurchase agreements or other arrangements represents the bank’s profit for serving as the middleperson between a borrower and lender and is not attributable to any material difference in the credit quality or risk of such transactions.

D.	The InterFund Program

Under the order requested in this Application, the Funds would be authorized to enter into a master interfund lending agreement with each other that will allow each Fund whose policies permit it to do so, to lend money directly to and borrow money directly from other Funds for temporary purposes through the InterFund Program (an “InterFund Loan”). While bank borrowings (including use of a Credit Facility and/or credit balance arrangements) generally could supply the Funds with a portion of the needed cash to cover unanticipated redemptions and “sales fails,” under the proposed InterFund Program, a borrowing Fund would pay lower interest rates than those that typically would be payable under short-term loans offered by banks or custodian overdrafts. Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or certain other short-term money market instruments. Thus, the proposed InterFund Program would benefit both borrowing and lending Funds. Although the proposed InterFund Program would reduce the Funds’ need to borrow from banks or through custodian overdrafts, the Funds would be free to establish and/or continue lines of credit or other borrowing arrangements with banks. The Funds would continue to have the option of using bank borrowings if it is determined at the time that an urgent need arises and such course of action is more appropriate.

It is anticipated that the InterFund Program would provide a borrowing Fund with a source of liquidity at a rate lower than the bank borrowing rate and also operational flexibility at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes, such as during periods when shareholders redeem from the Funds in connection with the periodic re-balancing of their individual investment portfolios, and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions and fixed income instruments). However, redemption requests for the Funds normally are effected on a trade date plus 1 (T + 1) basis – i.e., the day following the trade date.3 The InterFund Program would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.4

Similarly, it is anticipated that a Fund could use the InterFund Program when a sale of securities “fails,” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. “Sales fails” may result in a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. In the event of a sales fail, the custodian typically extends temporary credit to cover the shortfall, and the Fund incurs overdraft charges. Alternatively, the Fund could: (i) “fail” on its intended

3 Although a significant amount of redemption requests for the Funds normally are effected on a trade date plus 1 (T+1) basis, redemption payments can take as long as seven days from receipt of a request in good order and may be delayed further in certain limited circumstances to the extent permitted by law.

4 Applicants anticipate that, given the short-term and temporary nature of the Interfund Loans, and the limited purposes for which an Interfund Loan may be made, Interfund Loans will be treated as “exempt transactions” not subject to the provisions of Regulation U based upon the authority found at 12 CFR 221.6(f) and the Federal Reserve Board Staff Opinion dated November 4, 1987 and published at 5-884.65 of the Federal Reserve Regulatory Service.

purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the InterFund Program under these circumstances would enable the Fund to have access to immediate short-term liquidity.

To the extent that Funds participate in the InterFund Program, such Funds are, or will be, eligible to participate in the InterFund Program as borrowers and/or lenders.

The interest rate charged to the Funds on any InterFund Loan (“InterFund Loan Rate”) would be determined daily, as applicable, by the InterFund Program Team (as defined below) and will consist of the average of (1) the “Repo Rate” and (2) the “Bank Loan Rate,” each as defined below. The “Repo Rate” for any day would be the highest or best (after giving effect to factors such as the credit quality of the counterparty) rate available to a lending Fund from investment in overnight repurchase agreements with counterparties approved by the Fund or its Adviser. “Bank Loan Rate” for any day would be calculated by the InterFund Program Team, as defined below, on each day an InterFund Loan is made according to a formula established by the Board. The formula is designed to approximate the lowest interest rate at which a bank short-term loan would be available to the Fund. The formula would be based upon a publicly available rate (e.g., Federal funds rate and/or LIBOR) plus an additional spread of basis points and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to approval of the Board. In addition, the Board periodically would review the continuing appropriateness of reliance on the formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Fund. The continual adjustment of the Bank Loan Rate to reflect changes in prevailing bank loan rates and the periodic review by the Board of the relationship between current bank rates and the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, would ensure that the Bank Loan Rate remained in line with current market rates and representative of the cost of borrowing from banks to satisfy the Funds’ short-term needs. The InterFund Loan Rate would be the same for all borrowing Funds on a given day. Applicants submit that these procedures provide a high level of assurance that the Bank Loan Rate will be representative of prevailing market rates.

Certain members of the Trust’s and Harbor Capital Advisors’ administrative personnel (other than investment advisory personnel) (the “InterFund Program Team”) will administer the InterFund Program. No portfolio manager of any Fund will serve as a member of the InterFund Program Team. Based on information it receives from various sources and without consultation with portfolio managers, each Fund’s custodian currently determines and provides portfolio managers the amount of cash that they have available for investment purposes each day. Unforeseen circumstances, such as a security transaction failing to settle on time or an unforeseen level of redemptions, may cause a Fund to end a day with a negative cash position. The program’s activities will be monitored by the Funds’ chief compliance officer. An InterFund Loan will be made only if the InterFund Loan will be in the best interest of both the lending and borrowing Funds. The InterFund Loan Rate will never be (i) less favorable to the lending Fund than the Repo Rate or (ii) less favorable to the borrowing Fund than the Bank Loan Rate. Thus, no InterFund Loan would be made on terms unfavorable to either the lending Fund or the borrowing Fund relative to these measures.

On any day when a Fund needs to borrow money, the InterFund Program Team will consider the cash positions and borrowing needs of all Funds. Under the proposed InterFund Program, the portfolio managers for each participating Fund, who would be employees of Harbor Capital Advisors or the relevant Subadviser, as applicable, would have the ability to provide standing instructions to participate daily as a borrower or lender. The InterFund Program Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds. The InterFund Program Team will also consider how much earned lending revenue each Fund has had and attempt to allocate lending across all Funds that may make InterFund Loans in an equitable fashion. If there is not enough cash available to meet all needs, the InterFund Program Team will decide the amount of cash that will be allocated to each Fund needing to borrow money.

The InterFund Program Team will allocate borrowing demand and cash available for lending among the Funds on what the InterFund Program Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each InterFund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction. The InterFund Program Team will make an InterFund Loan in the required amount or for the amount of cash that is available only if the InterFund Loan Rate is more favorable to the lending Fund than the Repo Rate and more favorable to the borrowing Fund than the Bank Loan Rate. To ensure the InterFund Program will not interfere with an investment program, portfolio managers may elect for their Funds not to participate in the InterFund Program for whatever amount of time they believe necessary to complete the investment program. The InterFund Program Team will honor the election, and Harbor Capital Advisors or the applicable Subadviser will continue to manage the short-term cash of those Funds opting out of the InterFund Program in accordance with established operating procedures.

Once the InterFund Program Team has determined the aggregate amount of cash available for loans and borrowing demand, the InterFund Program Team will allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds. The InterFund Program Team will not solicit cash for the InterFund Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. After the InterFund Program Team has allocated cash for InterFund Loans, any remaining cash will be invested in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

The InterFund Program Team, will (a) monitor the InterFund Loan Rate and other terms and conditions of the InterFund Loans; (b) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (c) implement and follow procedures designed to ensure equitable treatment of each Fund; and (d) make quarterly reports to the Board of each Fund concerning any transactions by the applicable Fund under the InterFund Program and the InterFund Loan Rate.

Harbor Capital Advisors, through the InterFund Program Team, would administer the InterFund Program as disinterested fiduciary as part of its duties under the investment management agreements with each Fund and would receive no additional fee as compensation for their services in connection with the administration of the InterFund Program. This means no Fund will pay any additional fees in connection with the administration of the InterFund Program (i.e., the Funds will not pay: standard pricing, record keeping, book keeping or accounting fees in connection with the InterFund Program). The procedures for allocating cash among borrowers and determining loan participations among lenders, together with related administrative procedures, will be approved by the Board, including a majority of its Board members who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Board Members”), to ensure that both borrowing and lending Funds participate on an equitable basis.

Each Fund’s fundamental investment restrictions and/or non-fundamental policies limit (or will limit) borrowings to no more than is permitted under the 1940 Act, including the rules, regulations and any orders obtained thereunder, as interpreted or modified by the Commission or its staff. The InterFund Program would permit a Fund to lend to another Fund on an unsecured basis only if the borrowing Fund’s total outstanding borrowings from all sources are equal to or less than 10% of its total assets immediately after the interfund borrowing. If the total outstanding borrowings of the borrowing Fund immediately after the interfund borrowing were greater than 10% of its total assets, the lending Fund could lend only on a secured basis. Under current investment restrictions and/or non-fundamental policies, each Fund’s lending activities are also limited. The Funds may only lend to the extent currently permitted by the 1940 Act, including the rules, regulations and any orders obtained thereunder, as interpreted or modified by the Commission or its staff, or to a lesser extent as set forth in their respective registration statements. Prior to making any loan or borrowing under the InterFund Program, Harbor Capital Advisors will seek approval of shareholders of any Fund it advises to the extent necessary to change restrictions to allow borrowing and lending pursuant to the InterFund Program. Amounts borrowed by each Fund, including any amount borrowed through the InterFund Program, must be consistent with the restrictions and/or policies applicable to each Fund at the time of the borrowing. The InterFund Program Team will verify with a portfolio manager of a borrowing Fund that a borrowing Fund must either have receivables, assets that mature, or liquid assets which will be sold so that the duration of any borrowings made under the InterFund Program will be limited to the time it takes to receive payments from these sources to pay off the obligation incurred under the InterFund Program. In addition, amounts borrowed through the proposed InterFund Program would be reasonably related to a Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the proposed InterFund Program, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. All loans would be callable on one business day’s notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the borrowing Fund would pay interest on the borrowings, the borrowing Fund would not pay any fees in connection with any early repayment of an InterFund Loan. The Funds will not borrow from the proposed InterFund Program for leverage purposes.

No Fund may participate in the InterFund Program unless (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law, (ii) the Fund has fully disclosed all material information concerning the InterFund Program in its registration statement on Form N-1A; and (iii) the Fund’s participation in the InterFund Program is consistent with its investment objectives, investment restrictions, policies, limitations, and organizational documents

IV.	STATUTORY PROVISIONS

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to sell a security it issues to another investment company or purchase any security issued by any other investment company except in accordance with the limitations set forth in that Section.

Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly selling securities or other property to the investment company when acting as principal.

Section 17(a)(2) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly purchasing securities or other property from the investment company when acting as principal.

Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person, or affiliated person of such a person, from borrowing money or other property from a registered investment company when acting as principal.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application.

Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company. Under Section 18(g) of the 1940 Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness.

Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Section 2(a)(9) of the 1940 Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company,” but excludes situations in which “such power is solely the result of an official position with such company.”

Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act provides that by order upon application the Commission also may exempt persons, securities or transactions from any provision of Section 12(d)(1) of the 1940 Act “if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

Section 17(b) of the 1940 Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the 1940 Act provided that (1) the terms of the transaction, including the compensation to be paid or received, are reasonable and fair and do not involve any overreaching, (2) the proposed transaction is consistent with the policy of each registered investment company as recited in its registration statement, and (3) the proposed transaction is consistent with the general purposes of this title.

Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

V.	REQUEST FOR ORDER

In connection with the InterFund Program, Applicants request an order under (i) Section 6(c) of the 1940 Act granting relief from Sections 18(f) and 21(b) of the 1940 Act; (ii) Section 12(d)(1)(J) of the 1940 Act granting relief from Section 12(d)(1) of the 1940 Act; (iii) Sections 6(c) and 17(b) of the 1940 Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and (iv) Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

A.	Conditions of Exemption

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	The InterFund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2.

On each business day when an interfund loan is to be made, the InterFund Program Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for InterFund Loans only if the InterFund Loan Rate is (i) more favorable to the lending Fund than the Repo Rate, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

3.

If a Fund has outstanding bank borrowings, any InterFund Loan to the Fund will: (i) be at an interest rate equal to or lower than the interest rate of any outstanding bank borrowing; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default by the Fund, will automatically (without need for action or notice by the lending Fund), constitute an immediate event of default under the interfund lending agreement, which both (aa) entitles the lending Fund to call the InterFund Loan immediately and exercise all rights with respect to any collateral and (bb) causes the call to be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.

A Fund may borrow on an unsecured basis through the InterFund Program only if the relevant borrowing Fund’s outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the borrowing Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the lending Fund’s InterFund Loan will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a borrowing Fund’s total outstanding borrowings immediately after an InterFund Loan would be greater than 10% of its total assets, the Fund may borrow through the InterFund Program only on a secured basis. A Fund may not borrow through the InterFund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by a Fund’s fundamental restriction or non-fundamental policy.

5.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, it must first secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter either (i) repay all its outstanding InterFund Loans, (ii) reduce its outstanding indebtedness to 10% or less of its total assets, or (iii) secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each InterFund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan to Funds at least equal to 102% of the outstanding principal value of the InterFund Loans.

6.

No Fund may lend to another Fund through the InterFund Program if the loan would cause the lending Fund’s aggregate outstanding loans through the InterFund Program to exceed 15% of its current net assets at the time of the loan.

7.	A Fund’s InterFund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.

8.

The duration of InterFund Loans will be limited to the time required to obtain cash sufficient to repay such InterFund Loan, through either the sale of portfolio securities or the net sales of the Fund’s shares, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.

A Fund’s borrowings through the InterFund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of a Fund’s sales fails for the preceding seven calendar days.

10.	Each InterFund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11.	A Fund’s participation in the InterFund Program must be consistent with its investment objectives and limitations, and organizational documents.

12.

The InterFund Program Team will calculate total Fund borrowing and lending demand through the InterFund Program, and allocate InterFund Loans on an equitable basis among the Funds, without the intervention of any portfolio manager of the Funds. The InterFund Program Team will not solicit cash for the InterFund Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers of the Funds. The InterFund Program Team will invest all amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13.

The InterFund Program Team will monitor the InterFund Loan Rate charged and the other terms and conditions of the InterFund Loans and will make a quarterly report to the Board concerning the participation of the Funds in the InterFund Program and the terms and other conditions of any extensions of credit under the InterFund Program.

14.

The Board, including a majority of its Independent Board Members, will (i) review, no less frequently than quarterly, the participation of each Fund in the InterFund Program during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan Rate formula used to determine the interest rate on InterFund Loans; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula and; (iv) review, no less frequently than annually, the continuing appropriateness of the participation in the InterFund Program by each Fund it oversees.

15.

Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the InterFund Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the InterFund Loan Rate, the rate of interest available at the time each InterFund Loan is made on overnight repurchase agreements and bank borrowings, and such other information presented to the Board of the Funds in connection with the review required by conditions 13 and 14.

16.

In the event an InterFund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the interfund lending agreement, the Adviser to the lending Fund promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will serve as arbitrator of disputes concerning InterFund Loans.[5] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

17.

The Adviser will prepare and submit to the Board for review an initial report describing the operations of the InterFund Program and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the InterFund Program, the Adviser will report on the operations of the InterFund Program at the Board’s quarterly meetings. Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, shall prepare an annual report for the Board each year that the Fund participates in the InterFund Program, that evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. Each Fund’s chief compliance officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the InterFund Program, that certifies that the Fund and its Adviser have implemented procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

a.	that the InterFund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;

b.	compliance with the collateral requirements as set forth in the Application;

5 If the dispute involves Funds with different Boards, the respective Board of each Fund will select an independent arbitrator that is satisfactory to each Fund.

c.	compliance with the percentage limitations on interfund borrowing and lending;

d.	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board; and

e.	that the InterFund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the InterFund Loan.

Additionally, each Fund’s independent registered public accountants, in connection with their audit examination of the Fund, will review the operation of the InterFund Program for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

18.

No Fund will participate in the InterFund Program, upon receipt of requisite regulatory approval, unless it has fully disclosed in its prospectus and/or statement of additional information, all material facts about its intended participation.

VI.	SUPPORT OF THE EXEMPTION

A.	Precedents

The Commission has granted orders permitting a number of fund complexes to establish an interfund lending program based on conditions substantially the same as those proposed in this Application: e.g., Northern Funds, Investment Company Act Release No. 29368 (July 23, 2010) (notice), and 29381 (August 18, 2010) (order) (the “Northern Funds Order”); MFS Series Trust I et al., Investment Company Act Release Nos. 29827 (Sept. 30, 2011) (notice), and 29849 (Oct. 26, 2011) (order) (the “MFS Order”); Principal Funds, Inc., Investment Company Act Release Nos. 29824 (Sept. 29, 2011) (notice), and 29843 (Oct. 25, 2011) (order) (the “Principal Funds Order”); John Hancock Variable Insurance Trust et al., Investment Company Act Release Nos. 29865 (Nov. 18, 2011) (notice), and 29885 (Dec. 14, 2011) (order) (the “John Hancock Order”); Fidelity Aberdeen Street Trust et al., Investment Company Act Release Nos. 30258 (Nov. 6, 2012) (notice), and 30288 (Dec. 3, 2012) (order) (the “Fidelity Order”); DFA Investment Dimensions Group Inc. et al., Investment Company Act Release Nos. 30976 (Mar. 7, 2014) (notice), and 31001 (Apr. 2, 2014) (order) (“DFA Order”); Vanguard Admiral Funds, et al., Investment Company Act Release Nos. 31021 (Apr. 17, 2014) (notice), and 31044 (May 13, 2014) (order) (the “Vanguard Order”); Ivy Funds et al., Investment Company Act Release Nos. 31068 (June 2, 2014) (notice), and 31138 (June 30, 2014) (order) (the “Ivy Order”); BMO Funds, Inc., et al., Investment Company Act Release Nos. 31146 (July 2, 2014) (notice), and 31193 (July 30, 2014) (order) (the “BMO Order”); JNL Series Trust, et al., Investment Company Act Release Nos. 31261 (Sept. 24, 2014) (notice), and 31297 (Oct. 20, 2014) (order) (the “JNL Order”); MainStay Funds Trust, et. al., Investment Company Act Release Nos. 32163 (June 27, 2016) (notice), and 32190 (July 25, 2016) (order) (the “MainStay Order”); Angel Oak Funds Trust, et. al., Investment Company Act Release Nos. 32584 (March 30, 2017) (notice), and 32611 (April 25, 2017) (order) (the “Angel Oak Order”); Allianz Funds, et al., Investment Company Act Release Nos. 32631 (May 10, 2017) (notice), and 32671 (June 6, 2017) (order) (the “Allianz Order”); and TIAA-CREFF Funds, et. al., Investment Company Act Release Nos. 32779 (Aug. 15, 2017) (notice), and 32814 (Sep. 12, 2017) (order) (the “TIAA-CREF Order).

Applicants seek relief from Section 17(a)(2) to the extent that the granting of a security interest by a Fund to another Fund could be deemed to be a knowing “purchase” of a security. Although the term “purchase” is not necessarily inclusive of transfers of all kinds of property rights or equitable interests, including pledges, Applicants contend that the taking of a pledge or security interest in the property of a borrowing Fund by a lending Fund, could be deemed to be a “purchase” by the lending Fund. Applicants believe that since a pledge could be construed to be a purchase and since all prior applicants conditioned their application on granting pledges under certain circumstances, accordingly, Applicants believe that relief from Section 17(a)(2) of the 1940 Act is appropriate to assure that the borrowing funds can pledge their securities as contemplated by Applicants’ proposed Condition of Exemption 5. The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFA Order, Vanguard Order, Ivy Order, BMO Order, JNL Order and MainStay Order in particular, are very strong precedent for the relief requested by Applicants in so far as the process used in those applications to administer interfund loans are indistinguishable from that which Applicants propose to use. The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFA Order, Vanguard Order, Ivy Order, BMO Order, JNL Order and MainStay Order also each grant relief from Section 17(a)(2), as would the present application.

B.	Statements in Support of Application

The proposed InterFund Program is intended to be used by the Funds solely as a means of (i) reducing the cost incurred by the Funds in obtaining bank loans for temporary purposes, and (ii) increasing the return received by the Funds in the investment of their daily cash balances. Other than their receipt of its fees under the investment management and administrative agreements with each Fund, Harbor Capital Advisors has no pecuniary or other stake in the InterFund Program.

Before the Funds participate in the proposed InterFund Program, the Independent Board Members will carefully consider the benefits and possible additional risks to the Fund as a result of their participation in the proposed InterFund Program and conclude that participation in the proposed InterFund Program would be in the best interests of the Funds. The Independent Board Members of any Fund that determines to participate in the proposed InterFund Program in the future would be required to make a similar determination before such Fund could participate in the proposed InterFund Program.

As part of the Board’s review of the continuing appropriateness of a Fund’s participation in the proposed InterFund Program as required by condition 14, the Board members of the Fund, including a majority of the Independent Board Members, also will review the process in place to appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund’s liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund’s portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other liquidity needs.

The significant benefits to be derived from participation in the InterFund Program will be shared both by lending Funds and borrowing Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in overnight repurchase agreements or other short-term investments and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements or through custodian overdrafts. InterFund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the InterFund Program Team will compare the Bank Loan Rate with the Repo Rate on each business day that an interfund loan is made. (It is not anticipated that the InterFund Program Team will compare rates on days when no lending or borrowing will be necessary.) A Fund could participate in the proposed InterFund Program only if the InterFund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.

Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on InterFund Loans would be de minimis given the asset coverage requirements for any InterFund Loan, the liquid nature of most Fund assets, and the conditions governing the InterFund Program.

The InterFund Program has been designed to serve as a supplemental source of credit only for the Funds’ normal short-term borrowing and short-term cash investment activities, which involve no significant risks of default.

A Fund will be able to borrow under the InterFund Program on an unsecured basis only if its total outstanding borrowings immediately after the interfund borrowings are 10% or less of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its InterFund Loans also would be secured on the same basis. A Fund could borrow under the InterFund Program only on a secured basis if its total outstanding borrowings from all lenders immediately after the interfund borrowings amounted to more than 10% of its assets. A Fund may not borrow through the InterFund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by a Fund’s fundamental restriction or non-fundamental policy.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its total outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter (i) repay all its outstanding InterFund Loans; (ii) reduce its total outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for above shall no longer be required. Until each InterFund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan at least equal to 102% of the outstanding principal value of the loan.

The Applicants have further concluded that, given these asset coverage limits and the other conditions discussed below, any InterFund Loan would represent “high quality” debt with minimal risk, fully comparable with, and in many case superior to, other short-term investments available to the Funds. It is anticipated that Money Market Funds will (in order to comply with Rule 2a-7) lend on an interfund basis only if the requisite determinations contemplated by that Rule have been made by that Fund’s Adviser. In the great majority of cases, a Fund would extend an InterFund Loan only if the borrower’s total outstanding borrowings immediately after the InterFund Loan are 10% or less of its assets (1000% asset coverage). In the relatively few instances when a Fund would extend an InterFund Loan to a borrower with outstanding loans immediately after the InterFund Loan representing more than 10% of its total assets, the loan would be fully secured by segregated assets, as well as protected by the limit on borrowings from all sources.

In addition, if a Fund borrows from one or more banks, all InterFund Loans to the Fund will become subject to at least equivalent terms and conditions with respect to collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral, a lending Fund would also require the borrowing Fund to pledge collateral on the same basis regardless of the level of the borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending Fund also would call its loan. In addition, the maturity of an InterFund Loan would never be longer than that of any outstanding bank loan and would in no event exceed seven days. Thus, all InterFund Loans to a Fund would have at least the same level of protection as required by any third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call InterFund Loans on any business day, and the fact that the Independent Board Members will exercise effective oversight of the InterFund Program, Applicants believe InterFund Loans to be comparable in credit quality to other high quality money market instruments. Because Applicants believe that the risk of default on InterFund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for InterFund Loans except on the few occasions when a Fund’s total outstanding borrowings represent more than 10% of its total assets (or when a third-party lending bank with an outstanding loan to the Fund requires collateral). Moreover, collateralizing and segregating loans would be burdensome and expensive and would reduce or eliminate the benefits from the InterFund Program. Collateralization and segregation would provide no significant additional safeguard in light of (i) the high credit quality and liquidity of the borrowing Funds, (ii) the 1000% or greater asset coverage standard for unsecured InterFund Loans, (iii) the demand feature of InterFund Loans, and (iv) the fact that the program for both the borrowing and lending Funds would be administered by the InterFund Program Team subject to the oversight of the Independent Board Members.

Applicants, however, are sensitive to the need for adequate safeguards in the event there is any possibility of a loan default, no matter how remote. They also have considered safeguards in the unlikely event of a payment dispute between a lending and borrowing Fund. In the event an InterFund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the InterFund Loan Agreement, the Adviser to the lending Fund will promptly refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will act as arbitrator of disputes concerning InterFund Loans and will have binding authority to resolve any disputes promptly. In the event that the Funds do not have common Boards, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

Applicants believe that the program would involve no realistic risk resulting from potential conflicts of interest. Harbor Capital Advisors, through the InterFund Program Team, would administer the InterFund Program as a disinterested fiduciary and would receive no additional compensation in connection with the InterFund Program. This means the InterFund Program Team will not collect any additional fees in connection with the administration of the InterFund Program (i.e., they will not collect: standard pricing, record keeping, book keeping or accounting fees in connection with the InterFund Program).

The InterFund Program would not present any significant potential that one Fund might receive a preferential rate to the disadvantage of another Fund. Under the InterFund Program, the Funds would not negotiate interest rates between themselves and neither Harbor Capital Advisors nor the InterFund Program Team would set rates in its discretion. Rather, rates would be set pursuant to a pre-established formula, approved by the Board which would be a function of the current rates quoted by independent third-parties for short-term bank borrowing and for overnight repurchase agreements. All Funds participating in the InterFund Program on any given day would receive the same rate.

There also is no realistic potential that one Fund’s portfolio manager might maintain or expand his or her Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.

First, the amount of total credit available for InterFund Loans and the amount of interfund borrowing demand would be determined by the InterFund Program Team. As discussed above, the InterFund Program Team will accumulate data at least once on each business day on the Fund’s total short-term borrowing needs to meet net redemptions and to cover sales fails and the Fund’s total uninvested cash positions. The InterFund Program Team operates and would continue to operate independently of the Funds’ portfolio managers. The InterFund Program Team would not solicit cash for the InterFund Program from any Fund or disseminate borrowing demand data to any portfolio manager that is not a member of the InterFund Program Team. The InterFund Program Team would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to direct that his or her Fund’s cash balance be loaned to any particular Fund or otherwise intervene in the allocation of loans by the InterFund Program Team. The InterFund Program Team will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the relevant portfolio manager or return remaining amounts to the Funds.

Second, the Funds’ portfolio managers typically limit their Funds’ cash balance reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds. A Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities.

Third, a portfolio manager’s decision regarding the amount of his or her Fund’s invested cash balance would be unlikely to affect the ability of other Funds to obtain InterFund Loans. Applicants anticipate that, whenever the InterFund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending would typically exceed the demand from borrowing Funds.

For all the foregoing reasons, and subject to the above conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c),12(d)(1)(J) and 17(b) of the 1940 Act and in Rule 17d-1 thereunder.

Exemption from Section 17(a)(3) and 21(b) of the 1940 Act.

Harbor Capital Advisors is the investment adviser of each Fund, the Board is the same for all the Funds, the Funds share the same principal officers, and in the future, newly organized Funds may have the same Board and many of the same principal officers as the currently existing Funds. Although the power of the trustees and officers of the Funds arises solely as a result of their official positions with the Funds, in view of the overlap of trustees, directors and/or officers among the Funds, the Funds might be deemed to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the 1940 Act. While Applicants believe that the Funds are not “affiliated persons” of one another, nevertheless, Applicants seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act, which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company. The Applicants also seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act to the extent that certain of the Funds could be deemed to be under common control by virtue of having Harbor Capital Advisors as their common investment adviser.

Exemption from Section 17(a)(1), 17(a)(2) and 17(a)(3) Pursuant to Section 17(b).

For the reasons set out below, each of the conditions for relief granted pursuant to Section 17(b) of the 1940 Act have been satisfied by the Applicants.

1.      The Terms of the Proposed Transactions are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

Applicants submit that the InterFund Loans will be on terms which are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier,

interest rates for all InterFund Loans will be based on the same objective and verifiable standard – i.e., the average of (1) the Repo Rate and (2) the Bank Loan Rate. Thus, the rate for a borrowing Fund will be lower and, for a lending Fund will be higher, than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the InterFund Program Team and matched on an equitable basis pursuant to procedures approved by the Fund’s Board, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Fund’s Board, including the Independent Board Members, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

2.      The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’ Registration Statements.

All borrowings and InterFund Loans by the Funds will be consistent with the organizational documents, registration statement, and investment restrictions, policies and limitations of the respective Funds eligible to participate in the InterFund Program. If and to the extent necessary, certain Funds may seek shareholder approval of any changes in their fundamental investment limitations necessary to allow their participation in the InterFund Program if the relief requested herein is granted.

3.      The Proposed Transactions Will Be Consistent with the General Purposes of the 1940 Act.

The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the conditions enumerated in Section 1(b) of the 1940 Act. Section 1(b)(7) declares that the national public interest and the interest of investors is adversely affected when investment companies by excessive borrowing increase unduly the speculative character of their shares. Applicants submit that there are ample protections in the proposed conditions to preclude the use of InterFund Loans to unduly increase the speculative nature of any Fund. Each InterFund Loan will have a maturity of seven days or less, making it inherently unsuitable for creating leverage in the Fund through the purchase of additional securities. These are marked to market securities that are not speculative. A Fund’s borrowings through the proposed InterFund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. Accordingly, the InterFund Loans could not be used to increase the speculative character of the borrowing Fund. Therefore, the proposed InterFund Program is fully consistent with the general purposes of the 1940 Act. Moreover, the terms of each InterFund Loan will be fair to each Fund and will be preferable to either investing in short-term investments from the perspective of the lending Fund or borrowing from a bank from the perspective of the borrowing Fund.

Section 21(a) of the 1940 Act provides that a registered management investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the 1940 Act require that registered investment companies must disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons. A Fund would disclose all material information regarding the InterFund Program in its registration statement as long as the Fund participates in the InterFund Program.

The InterFund Program is consistent with the overall purpose of Sections 17(a)(3) and 21(b) of the 1940 Act. These Sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders. The affiliate borrowing transactions covered by Section 21(b) of the 1940 Act are also covered by Section 17(a)(3) of the 1940 Act. To the extent that Congress intended Section 21(b) of the 1940 Act to cover some more specific abuse, the Section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940); House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans. The proposed transactions do not raise such concerns because (i) Harbor Capital Advisors, through the InterFund Program Team members, would administer the InterFund Program as a disinterested fiduciary as part of its duties under the investment management and administrative agreements with each Fund; (ii) all InterFund Loans would consist only of uninvested cash reserves that the Fund otherwise would invest in short-term repurchase agreements or other short-term investments; (iii) the InterFund Loans would not involve a greater risk than such other investments; (iv) the lending Fund would receive interest at a rate higher than it could obtain through short-term repurchase agreements or certain other short-term investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements. Moreover, the other conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

Exemptions from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act.

Applicants do not concede that the proposed InterFund Program would involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the proposed InterFund Program would involve neither the issuance or sale of any “security” by a borrowing Fund to a lending Fund nor the purchase of any “security” by a lending Fund from a borrowing Fund within the meaning of Sections 17(a)(1), 17(a)(2) or 12(d)(1) of the 1940 Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the 1940 Act, the obligation of a borrowing Fund to repay an InterFund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act; similarly, the pledge of securities to secure an InterFund Loan by the borrowing Fund to the lending Fund could constitute a “purchase” of securities for the purposes of Section 17(a)(2). Thus, the Applicants seek relief from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act with respect to the Funds’ participation in the proposed InterFund Program.

The requested relief from Section 17(a)(2) of the 1940 Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an InterFund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an InterFund Loan will be available solely to secure repayment of such InterFund Loan.

Applicants submit that the requested exemptions are appropriate, in the public interest, and consistent with the protection of investors and policies and purposes of the 1940 Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the 1940 Act. Furthermore, Applicants submit that the proposed InterFund Program does not involve the type of abuse at which Section 12(d)(1) of the 1940 Act was directed. Section 12(d)(1) of the 1940 Act imposes certain limits on an investment company’s acquisition of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies. In the instant case, the entire purpose of the proposed InterFund Program is to provide economic benefits for all the participating Funds and their shareholders. Harbor Capital Advisors, through the InterFund Program Team, would administer the InterFund Program as disinterested fiduciary and disinterested parties, to ensure fair treatment of all the Funds and their shareholders, and Harbor Capital Advisors will receive no additional compensation for its services in administering the InterFund Program. There would be no duplicative costs or fees to the Funds or their shareholders.

Order Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder.

Applicants also believe that the proposed InterFund Program would not involve any “joint transaction,” “joint enterprise” or “joint profit sharing arrangement” with any affiliated person subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent that they may be deemed applicable to the proposed InterFund Program.

Section 17(d) of the 1940 Act, like Section 17(a) of the 1940 Act, was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company.

Thus, the purpose of Section 17(d) of the 1940 Act is to avoid overreaching and an unfair advantage to insiders.6 For the same reasons discussed above with respect to Section 17(a) of the 1940 Act, participation in the InterFund Program would not involve overreaching or an unfair advantage. Furthermore, the InterFund Program is consistent with the provisions, policies and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Fund’s participation in the proposed InterFund Program would be on terms that are no less advantageous than that of other participating Funds.

Exemption from Section 18(f)(1) of the 1940 Act.

Applicants also request exemptive relief under Section 6(c) of the 1940 Act from Section 18(f)(1) of the 1940 Act to the limited extent necessary to implement the InterFund Program (because the lending Funds are not banks). Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing “any senior security” “...except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company....” Applicants seek exemption from this provision only to the limited extent necessary to allow a Fund to borrow through the InterFund Program, subject to all the conditions proposed herein, including the condition that immediately after any unsecured borrowing, there is at least 1000% asset coverage for all interfund borrowings of the borrowing Fund. Collateralized borrowings under the InterFund Program would require at least a three to one ratio of asset coverage to debt. The Funds would remain subject to the requirement

6 See e.g., Hearings on S. 3580 Before A Subcommittee of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

of Section 18(f)(1) of the 1940 Act that all borrowings of the Fund, including the combined InterFund Loans and bank borrowings, have at least 300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow from other Funds pursuant to the proposed InterFund Program is fully consistent with the purposes and policies of Section 18(f)(1) of the 1940 Act. Applicants further submit that the exemptive relief requested is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Funds to earn a higher return on the uninvested cash balances without materially increased risk and without involving any overreaching.

VII. CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions described above, would be reasonable and fair, would not involve overreaching and would be consistent with the investment policies of the Funds and with the general purposes of the 1940 Act. Applicants also submit that their participation by the Funds in the InterFund Program would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be on a basis that is no different from or less advantageous than that of any other participant.

VIII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as follows:

111 South Wacker Drive – 34th Floor

Chicago, Illinois 60606

Applicants further state that all written or oral communications concerning this application should be directed as indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. The Authorization required by Rule 0-2(c) under the 1940 Act is included in this application as Exhibit A-2. The Verifications required by Rule 0-2(d) under the 1940 Act are included in this application as Exhibits B-1 and B-2.

The Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the 1940 Act without a hearing.

SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 15th day of November, 2017 except as otherwise noted.

HARBOR FUNDS

By:	/s/ Charles F. McCain
Name:	Charles F. McCain
Title:	President

HARBOR CAPITAL ADVISORS, INC.

By:	/s/ Charles F. McCain
Name:	Charles F. McCain
Title:	Chief Executive Officer

Exhibit Index

Exhibit No.

A-1	Schedule of Existing Series of the Trust
A-2	Authorizing Resolutions of the Trust
B-1	Verification of the Trust
B-2	Verification of Harbor Capital Advisors, Inc.

Exhibit A-1

SCHEDULE OF EXISTING SERIES OF THE TRUST

Harbor Capital Appreciation Fund

Harbor Bond Fund

Harbor Money Market Fund

Harbor Mid Cap Growth Fund

Harbor Small Cap Growth Fund

Harbor Small Cap Growth Opportunities Fund

Harbor Large Cap Value Fund

Harbor Mid Cap Value Fund

Harbor Small Cap Value Fund

Harbor International Fund

Harbor International Growth Fund

Harbor High-Yield Bond Fund

Harbor Real Return Fund

Harbor Commodity Real Return Strategy Fund

Harbor Target Retirement Income Fund

Harbor Target Retirement 2015 Fund

Harbor Target Retirement 2020 Fund

Harbor Target Retirement 2025 Fund

Harbor Target Retirement 2030 Fund

Harbor Target Retirement 2035 Fund

Harbor Target Retirement 2040 Fund

Harbor Target Retirement 2045 Fund

Harbor Target Retirement 2050 Fund

Harbor Target Retirement 2055 Fund

Harbor Global Leaders Fund

Harbor Convertible Securities Fund

Harbor Emerging Markets Equity Fund

Harbor Diversified International All Cap Fund

Harbor International Small Cap Fund

Harbor Strategic Growth Fund

Harbor Small Cap Value Opportunities Fund

Harbor High-Yield Opportunities Fund

Exhibit A-2

AUTHORIZING RESOLUTIONS OF THE TRUST

Resolutions Adopted by the Board:

RESOLVED, that the officers of Harbor Funds (the “Trust”), including all current and future series of the Trust (each a Fund and, collectively, the “Funds”), with such assistance from the Funds’ legal counsel or others as may be required, be, and they hereby are and each hereby is, authorized and directed to prepare and file, on behalf of the Funds, an application (the “Application”) with the SEC for an order under Section 6(c) and 17(b) of the Investment Company Act of 1940, as amended (“1940 Act”), for exemptions from Sections 12(d)(1), 17(a)(1), 17(a)(2), 17(a)(3), 17(d), 18(f)(1) and 21(b) of the 1940 Act, and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Funds that will allow the Funds, on behalf of each of its series, as applicable, to engage in interfund lending, in a form satisfactory to such officers and counsel to the Funds, the execution and filing of such Application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby; and it was,

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trust, as shall in their judgment be necessary, proper or advisable in order to arrange for the filing of the Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

Exhibit B-1

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated November 15, 2017, for and on behalf of Harbor Funds (the “Trust”); (ii) that he is the President of the Trust; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HARBOR FUNDS

By:	/s/ Charles F. McCain
Name:	Charles F. McCain
Title:	President

Exhibit B-2

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated November 15, 2017, for and on behalf of Harbor Capital Advisors, Inc.; (ii) that he is a President of such company; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HARBOR CAPITAL ADVISORS, INC.

By:	/s/ Charles F. McCain
Name:	Charles F. McCain
Title:	Chief Executive Officer